SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated December 8, 2010, entitled “Syneron Acquires Pharos Life Corporation.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: December 8, 2010

Syneron Acquires Pharos Life Corporation

YOKNEAM, ISRAEL--(Marketwire - December 8, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that it has acquired privately-held Pharos Life Corporation, a leading manufacturer of home-use light therapy for aesthetic procedures.

Pharos Life Corporation's products are marketed directly to consumers through premium retailers under the Tända™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Under terms of the agreement, Syneron will acquire Pharos Life Corporation through the assumption of approximately $2.5 million in net debt, plus additional potential performance-based earn out payments of up to $13.25 million payable in 2013. Pharos will continue operating as a wholly owned subsidiary of Syneron and the Tända™ business will be integrated into Syneron's consumer home-use initiatives.

Dr. Shimon Eckhouse, Chairman of the Board of Directors and co-founder of Syneron, commented, "The acquisition of Pharos clearly demonstrates our commitment to the aesthetic home-use market. We believe this market represents a major synergistic growth opportunity for Syneron with both our existing and in-development aesthetic technologies. With the addition of the Tända product line, which is complementary to our home use initiative with Procter and Gamble, we now have a broad range of aesthetic home-use products in various stages of development and commercialization."

The Tända product lines include Tända Prestige for home-use, which are sold through exclusive distribution agreements with premium retailers, and Tända Professional for skincare and wellness professionals. These products are supplemented by specially formulated pre-treatment topical gels and system accessories. Tända products are user-friendly and deliver a rare combination of clinically proven results, convenience and value. More information on Tända products is available at www.tandaskincare.com.

Fabian Tenenbaum, Syneron Executive Vice President leading the consumer home-use device effort, said, "The acquisition of Pharos Life Corporation is an important milestone in the execution of Syneron's growth strategy as we work to expand and diversify our business. It gives Syneron an immediate and market leading presence in the consumer aesthetic market, which is a key strategic area that we believe has promising potential. In addition, the Tända products are clinically validated and are complementary to our existing technologies, demonstrating our commitment to providing the highest quality, best-in-class products to our customers. Tända also has strong brand equity in the premium segment of the market, with established trade relationships that gives us access to the prestige retailers in the U.S. and international markets."

Tända treatment categories include:

●	Tända Acne Solution products offer an effective and natural solution for the treatment and prevention of mild to moderate inflammatory acne. The product works by using blue LED light to kill the P.acnes bacteria, the bacteria that cause acne. The product is cleared for OTC use by US FDA and CE mark approval.
●	Tända Anti-Aging Solution products give patients plumper, firmer and more youthful-looking skin. The product works by using red LED light to address the signs of aging by boosting overall cellular energy, increasing the production of collagen and elastin, and increasing microcirculation.
●	Tända Professional Restore products increase circulation to target areas to relieve aches, pains and stiffness in muscles and joints. The product works by delivering warm therapeutic light deep into targeted body tissue.

John Kennedy, President & Founder of Pharos Life Corporation, said, "As the global leader in the aesthetic market, Syneron is the ideal partner to help us realize the full potential of the Tända product line and our LED light therapy technology. Syneron will provide additional resources, complementary technology, and innovative products that will enhance the value of our existing business."

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.
Additional information can be found at www.syneron.com.

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com